Mail Stop 3561

November 14, 2007

Doreen E. Zimmerman
President, Chief Executive Officer,
Chief Financial Officer, Secretary and Director
No Show, Inc.
3415 Ocatillo Mesa Way
North Las Vegas, NV 89031

> **Re: No Show, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed November 6, 2007**
> **File No. 333-145830**

Dear Ms. Zimmerman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 17

1. We note your responses to comment 5 of our letter dated September 26, 2007 and comment 4 of our letter dated October 17, 2007. The language that you added to the "Business Plan" section describes the criteria that management will use to select one or more fabrics to be used for the two garment patterns. Please disclose additionally where management will look for fabrics meeting these criteria. Also, please respond to our prior request that you provide additional disclosure regarding the history of your company, considering you were formed over two years ago.

Part II – Recent Sales of Unregistered Securities, page II-2

2. We note your response to comment 6 of our letter dated October 17, 2007. Please provide the following factual information in connection with your reliance on the exemptions for each of the disclosed sales:

   a. With respect to the May 2006 sale, please indicate whether you engaged in general solicitation and whether the purchasers were accredited investors.
   b. With respect to the September 2006 and May 2007 sales, please disclose the offering price(s).
   c. With respect to all of the sales, please name the states in which the purchasers were domiciled.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas C. Cook, Esq.
       Law Offices of Thomas C. Cook
       Facsimile No.: (702) 221-1963